SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica –TEF - Changes in the composition of the Board of Directors and Comittees	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (herein after “Telefónica”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA, S.A. Board of Directors, at its meeting held today, has resolved to adopt the following resolutions in connection with the composition of the Board of Directors of Telefónica, S.A. and its Committees:

•	To reduce the number of members of the Board of Directors.

•	To take formal note and record the voluntary resignations presented to their respective positions as members of the Board of Directors of Telefónica, S.A. by Mr.César Alierta Izuel, , Mr. Gonzalo Hinojosa Férnandez de Angulo and Mr. Pablo Isla Álvarez de Tejera, thanking them for their many years of work and collaboration with the Telefónica Group and, in particular, for the services rendered during their tenures.

•	To appoint by co-optation Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera as Independent Directors, upon the proposal of the Nominating, Compensation and Corporate Governance Committee.

•	To submit for approval of the shareholders at the General Shareholder’s Meeting: (i) the re-election of Mr. José María Alvarez-Pallete López and Mr. Ignacio Moreno Mártinez as Directors of the Company, (ii) the ratification and appointment of the new Independent Directors, Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera, and also (iii) the reduction of the number of members of the Board of Directors to seventeen, in accordance with the good governance recommendations and the international trends.

•	Likewise, it was resolved to appoint: (i) Ms. Carmen García de Andrés as member of the Audit and Control Committee and (ii) Mr. Jose Javier Echenique Landiribar and Mr. Luiz Fernando Furlán, all of whom are Independent Directors, as members of the Nominating, Compensation and Corporate Governance Committee.

Madrid, May 4, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 4, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors